UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH
65
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	New Mountain Guardian Corporation

Address of Principal Business Office:	787 7th Avenue, 48th Floor New York, NY 10019

Telephone Number (including area code):	(212) 720-0300

Name and address of agent for service of process:	Robert Hamwee, 787 7th Avenue, 48th Floor, New York, NY 10019

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of New York and the state of New York on the 22nd day of July, 2010.

NEW MOUNTAIN GUARDIAN CORPORATION

/s/ Robert Hamwee
			Name:	Robert Hamwee
			Title:	Chief Executive Officer

Attest:	/s/ Adam Weinstein
	Name:	Adam Weinstein
	Title:	Chief Financial Officer